SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

   ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

For the fiscal year ended December 31, 2004

Or

   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from____________to____________

Commission file number 1-10533

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

B.      Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Rio Tinto plc, 6 St. James’s Square, London, SW1Y 4LD, England

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Index to Audited Financial Statements and Supplemental Schedule

The following financial statements reflect the status of the U.S. Borax Inc. 401(k) Plan for Hourly Employees as of December 31, 2004 and 2003, and the results of its transactions for each of the years then ended.

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that are omitted are not applicable to the U.S. Borax Inc. 401(k) Plan for Hourly Employees.

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the U.S. Borax Inc. 401(k) Plan for Hourly Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Los Angeles, California
June 21, 2005

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Statements of Net Assets Available for Benefits December 31, 2004 and 2003 (In Thousands of Dollars)

	2004	2003
Assets
Investments	$31,933	$28,348

Total assets	31,933	28,348

Net assets available for benefits	$31,933	$28,348

The accompanying notes are an integral part of these financial statements.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2003 and 2002 (In Thousands of Dollars)

	2004	2003
Additions to net assets attributed to
Investment income
Interest	$151	$153
Dividends	595	577
Net appreciation in the fair value of investments	1,727	3,665

Contributions
Employee	2,723	2,525
Employer	86	35

Total additions	5,282	6,955

Deductions from net assets attributed to
Benefits paid to participants	(1,410)	(1,045)

Total deductions	(1,410)	(1,045)

Increase prior to transfers	3,872	5,910

Assets transferred to other plans	(287)	(46)

Net increase in net assets	3,585	5,864

Net assets available for benefits
Beginning of year	28,348	22,484

End of year	$31,933	$28,348

The accompanying notes are an integral part of these financial statements.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Notes to Financial Statements

1.	Description of the Plan

The following description of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering all eligible union hourly Boron and Wilmington employees of U.S. Borax Inc. (the “Company”), and was organized to facilitate savings for retirement by employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan’s trustee and plan administrator is Putnam Investments. Each employee is eligible to participate in the Plan on his or her date of hire, direct investment contributions in increments of 1%, and change both their contribution rate and contribution investment direction on a daily basis. Also, under Putnam Investments, the Plan offers seventeen investment options, one of which is the option to invest in American Depository Receipts (“ADR’s”) of Rio Tinto plc (“Rio Tinto”), which is the ultimate parent of the Company.

Contributions
A participant is permitted to contribute to the Plan up to 15% of annual compensation (as defined in the Plan Agreement) in whole percentages. Contributions cannot exceed the dollar amount prescribed by law and cannot be calculated on a base pay in excess of the amount allowed by law. Effective November 4, 2004, the Company makes matching contributions for all union employees, as specified in the Plan agreement. As of December 31, 2004, the Company matches 30% of the employees’ contributions not to exceed 5% of their eligible compensation for each payroll period.

All contributions are held in trust and invested by the Plan’s trustee in accordance with the option or options elected by the participant.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and an allocation of the Plan’s earnings or losses, less transaction processing and investment management expenses. Allocations are based on the proportion of the participant’s account balance to the total of account balances of all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately 100% vested in their contributions plus actual earnings thereon as well as employer match plus actual earnings thereon.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Notes to Financial Statements

1.	Description of the Plan (Continued)

Participant Notes Receivable
The Plan allows participants to borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 5 percent to 10 percent. The notes must be repaid with interest, as defined in the Plan Agreement.

Payment of Benefits
Effective April 1, 1997, a participant who terminates or incurs a disability prior to age 55 receives a lump-sum amount equal to the vested interest in his or her account. A participant who retires, terminates or incurs a disability after age 55 may choose to receive his or her distribution in either a lump sum or in a series of payments as detailed in the Plan Agreement. Upon the death of a participant, his or her beneficiary receives a lump-sum amount equal to the vested interest in his or her account.

For termination of service due to reasons other than retirement, disability or death, distributions may be subject to certain federal and state penalties on amounts withdrawn if such amounts are not transferred into certain other retirement savings options. In no case may distributions be deferred beyond the end of the calendar year in which the participant attains age 70 1/2. In the event that all or a portion of the participant’s account is invested in the Rio Tinto Stock Fund, he or she may elect to receive such portion in whole shares of Rio Tinto stock.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for investment contracts in the Stable Value Fund, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Shares of registered investment companies are valued at quoted market prices from national exchanges which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at the amount of unpaid principal, which approximates fair value. The Rio Tinto ADR’s are valued at the quoted market price on the last business day of the Plan’s year-end as reported by the New York Stock Exchange.

Purchases and sales of shares in registered investment companies are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Recording of Contributions
Contributions are recorded in the period the Company makes payroll deductions from the participants.

Payment of Benefits
Benefits are recorded when paid.

3.	Concentration of Credit Risk

The Stable Value Fund consists of a series of fixed-rate investment contracts with various insurance companies. Although this fund includes a diversified portfolio of investment contracts, the ultimate performance of the contract fund is dependent upon the ability of the underlying companies to honor them.

4.	Investments

Investments in common collective trust funds are stated at fair value based upon the market value of the underlying securities, as determined or provided by the Trustee. Collective trust funds represent investments in pooled funds. Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments.

Shares of mutual funds are valued at the net asset value of shares held by the plan at year end.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Notes to Financial Statements

4.	Investments (Continued)

Investments in common stock are stated at fair value based on quoted market prices.

The Plan invests in the Stable Value Fund (the “Fund”) with Dwight Asset Management Company (“Dwight”). The Fund holds contracts directly with various insurance companies including synthetic investment contracts. The Fund account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The Fund is included in the financial statements at contract value as reported to the Plan by Dwight. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves charged against the contract value for credit risk of the contract issuer or otherwise.

Synthetic investment contracts are comprised of both investment and contractual components. The investment component consists of securities or units of a commingled pooled fund of fixed-income securities, referred to as the underlying investments. Underlying investments may include, but are not limited to:

•	Units of collective investment trusts (“CITs”), shares of mutual funds, or actively managed accounts, which may include CITs and mutual funds which provide for contract value accounting as part of the CIT or mutual fund structure. Any CIT or mutual fund investment shall have a stated target minimum average credit rating of “AA”.
•	U.S. Treasuries and other securities backed by the full faith and credit of the U.S. Government.
•	Securities rated “AAA” at time of purchase and issued by U.S. Government Sponsored Entities or supranational organizations.
•	Other fixed income investments such as mortgage-backed securities, asset-backed securities, collateralized mortgage obligations, corporate debt obligations and structured notes, in each case rated “AAA” at the time of purchase.

The underlying investments are “wrapped” by contracts issued by third-party financial institutions. These wrap contracts provide benefit withdrawals and investment exchanges at the full contract (“book”) values of the synthetic contracts (i.e. principal plus accrued interest) notwithstanding the actual market value of the underlying investments (i.e. fair value of security plus accrued interest). In this manner, wrap contracts are designed to smooth out the impact of normal market fluctuations associated with the performance of the underlying investments.

The difference between the market value of the underlying investments and the reported value of the synthetic contract is generally the implicit value of the wrap contract. A positive value implies that the wrap contract issuer is obligated to the Fund for the indicated amount in the event of benefit withdrawals and or investment exchanges from the contract. A negative value for the wrap contract indicates that the market value of the underlying investment exceeds the contract value.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Notes to Financial Statements

4.	Investments (Continued)

The crediting rate of a particular synthetic contract is reset on a fixed schedule basis and is thus tied to the performance of the underlying investments. The crediting rate of a particular synthetic contract is reset on a fixed schedule basis and is thus tied to the performance of the underlying investments. The average yields for the fully benefit-responsive contracts were 4.87% and 5.01% for the years ended December 31, 2004 and 2003. The crediting interest rates were 4.83% and 5.01% as of December 31, 2004 and 2003. Such rates are reviewed on a quarterly basis for resetting.

Description and Underlying Investments	Total Fair Value	Wrapper Value	Contract Value

Synthetic Guaranteed Contracts
Monumental Life Insurance Company MDA00132TR, no set maturity date, 4.82%	$2,559	($ 76)	$2,483
State Street Bank 99058, no set maturity date, 4.83%	2,559	(70)	2,489

Total Synthetic Guaranteed Contracts	$5,118	($146)	$4,972

At December 31, 2004, all investments were held by Putnam Investments.

The following are investments that represent 5% or more of the Plan’s net assets available for benefits:

	2004	2003
	(in thousands)
Investments at Fair Market Value
The Putnam Fund for Growth and Income, 176,158 and 181,074 shares, respectively	$3,424	$3,210
Putnam Voyager Fund, 142,701 and 139,538 shares, respectively	2,445	2,276
Putnam New Opportunities Fund, 101,663 and 106,079 shares, respectively	4,354	4,117
Investment in the SEI Stable Asset Fund	3,679	3,427
Participant notes receivable	2,569	2,440
Other Investments at Fair Market Value (individually less than 5% of net assets)	10,490	8,141

Total Investments at Fair Market Value	$26,961	$23,611

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Notes to Financial Statements

4.	Investments (Continued)

	2004	2003
	(in thousands)
Investments at Contract Value
Monumental Life Insurance Company MDA00132TR, no set maturity date, 4.82%	$2,483	$2,366
State Street Bank 99058, no set maturity date, 4.83%	2,489	2,371

Total Investments at Contract Value	4,972	4,737

Total Investments	$31,933	$28,348

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

	2004	2003
	(in thousands)

Mutual funds	$1,641	$3,337
Rio Tinto ADR’s	86	328

	$1,727	$3,665

5.	Related-Party Transactions

Certain of the Plan’s investments are shares of mutual funds managed by Putnam Investments, trustee of the Plan, as defined by the Plan Agreement. Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for investment management services were nominal for the years ended December 31, 2004 and 2003, respectively.

The Company, who also qualifies as a party-in-interest, absorbs certain administrative expenses of the Plan. Such transactions with the Company also qualify for a statutory exemption. Total expenses paid by the Company were nominal for the years ended December 31, 2004 and 2003.

The Plan offers participants the option to invest in ADR’s of Rio Tinto. At December 31, 2004 and 2003, investments in ADR’s of Rio Tinto totalled $1,320,000 and $1,102,000, respectively. Purchases and sales of ADR’s of Rio Tinto for the year ended December 31, 2004 were $354,000 and $222,000, respectively. Purchases and sales of ADR’s of Rio Tinto for the year ended December 31, 2003 were $186,000 and $179,000, respectively.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Notes to Financial Statements

6.	Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of such discontinuance of the Plan, the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 29, 1996 that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (the “Code”). Accordingly, the Plan is exempt from Federal income taxes under the provisions of Section 501(a) of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

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Supplemental Schedule

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2004** (In Thousands of Dollars)

(a)	(b)	Identity of Issue, Borrower, Lessor or Similar Party	(c)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost	(e)	Current Value

*		Putnam Growth and Income Fund		Shares in Registered Investment Company	$			$3,424
*		Putnam Investors Fund		Shares in Registered Investment Company				1,566
*		Putnam Voyager Fund		Shares in Registered Investment Company				2,445
*		Putnam New Opportunities Fund		Shares in Registered Investment Company				4,354
*		Putnam Growth Portfolio Fund		Shares in Registered Investment Company				1,284
*		Putnam Balanced Portfolio Fund		Shares in Registered Investment Company				1,284
*		Putnam Conservative Portfolio Fund		Shares in Registered Investment Company				452
*		Putnam International Growth Fund		Shares in Registered Investment Company				820
*		Putnam S&P 500		Common Collective Trust				546
*		Rio Tinto plc		American Depository Receipts				1,319
*		Putnam Income Fund		Shares in Registered Investment Company				834
		MSIF Inc. International Equity Portfolio Fund		Shares in Registered Investment Company				242
		Dodge and Cox Stock Fund		Shares in Registered Investment Company				733
		Dreyfus Mid Cap Value Fund		Shares in Registered Investment Company				653
		Managers Special Equity Fund		Shares in Registered Investment Company				209
		UAM ICM Small Company Portfolio		Shares in Registered Investment Company				509
		Pending Account		Pending Account				1
		Participant notes receivable		Interest rates ranging from 5.0% to 10.0% maturing between January 2005 and November 2020.				2,569
*	A party-in-interest for which a statutory exemption exists.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2004** (Continued) (In Thousands of Dollars)

(a)	(b)	Identity of Issue, Borrower, Lessor or Similar Party	(c)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost	(e)	Current Value

		Stable Value Fund:
		SEI Stable Asset Fund		Common Collective Trust				$3,679

		Monumental Life Insurance		Synthetic GIC Wrap Agreement Contract #MDA00132TR at 4.82%				(76)
		Dwight Target 2 Fund		Common Collective Trust				1,348
		Dwight Target 5 Fund		Common Collective Trust				819
		Dwight Intermediate Core Plus Fund		Common Collective Trust				392

								2,483

		State Street Bank and Trust Company		Synthetic GIC Wrap Agreement Contract #99058 at 4.83%				(70)
		Dwight Target 2 Fund		Common Collective Trust				1,348
		Dwight Target 5 Fund		Common Collective Trust				819
		Dwight Intermediate Core Plus Fund		Common Collective Trust				392

								2,489

		Mellon Bank – STIF Account		Money Market				28

		Total Stable Value Fund						8,679

					$			$31,933

*	A party-in-interest for which a statutory exemption exists.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

          U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES

Date: June 28, 2005	By: /s/ Jeffrey R. Olsen
Jeffrey R. Olsen
Chief Financial Officer

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U.S. Borax Inc. 401(k) Plan for Hourly Employees Exhibit Index

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP